

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 15, 2010

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **RE:** **Affiliated Managers Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 29, 2010**
> **File #1-13459**

Dear Mr. Crate:

We have reviewed your response letter dated May 11, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1. We have reviewed your response to our prior comment one. We note that your assets under management are diversified by asset class, investment styles and geographic location. Please revise future filings to include a more specific and comprehensive discussion of these factors and how they have impacted your results. Please include quantified information where practicable. We note that you have included some information on page six. We believe that this information could be expanded to give readers a better understanding of the underlying nature of your assets under management and how changes in these assets could impact your results. For example, given the current economic environment, it may be beneficial for a reader to have a more specific

understanding of your international holdings and how concentrations or changes in these holdings have impacted or may impact your results. Please tell us your intentions with regard to this matter and provide us with an example of disclosures you intend to include in future filings.

Supplemental Performance Measures, page 29

2. We note your response to our prior comment two and the disclosure in your Form 10-Q stating Cash Net Income and Cash earnings per share are not liquidity measures. We continue to believe the terms "Cash Net Income" and "Cash earnings per share" are confusing, as they imply a liquidity measure or a measure of net income prepared on a cash basis, rather than a measure of net income adjusted for certain expenses. Please revise future disclosures, including those in earnings releases to change the title of the measures accordingly.

Note 3. Investments in Partnerships, page 57

3. We note your response to our prior comment nine and the additional disclosure you have included in your Form 10-Q for the period ended March 31, 2010. It appears that you may have combined your purchase and sale of investments into your "other" amount. In order for a reader to more fully understand the nature of the changes in this balance, please revise future filings to present these amounts separately on a gross basis.

Note 18. Business Combinations, page 68

4. We have reviewed your response to our prior comment. We note that you have concluded that no deferred taxes were required to be recognized in your purchase price allocation. With a view towards future disclosure, please clarify why then you concluded the goodwill and client relationships attributable to the Company are deductible for tax purposes. In this regard, please explain what portion of the balances in the purchase price allocation is attributable to the Company.

Definitive Proxy Statement on Schedule 14A Filed on April 29, 2010

Compensation Discussion and Analysis, page 10
Performance-Based Cash Compensation, page 14

5. Please identify the Cash earnings per share growth rate utilized for purposes of determining payouts under the cash-based Long-Term Executive Incentive Plan. Describe the formula used to determine the incentive pool and explain how you derived the percentage shares of the pool that each named executive officer could earn if you met the applicable performance target.

6. Please provide appropriate analysis and insight into the compensation committee's determination that the performance-based cash payout was appropriate in light of the factors described in the third paragraph of page 15.

Equity-based Compensation Awards, page 15

7. Please provide an enhanced discussion of the option grants made on July 21, 2009. Provide substantive analysis and insight into why the compensation committee determined that the awards were appropriate in light of the factors it considered in making the awards.

Risk Considerations in our Compensation Programs, page 17

8. We note your disclosure in response to Item 402(s) of Regulation S-K. Please supplementally describe the process you undertook to reach the conclusion that the risks relating to the company's compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Executive Compensation Tables, page 19
Supplemental Compensation Information, page 19

9. We object to the placement of the disclosure as presented because we believe it obscures the ability of the reader to distinguish between the disclosure that is mandated by Item 402(c) of Regulation S-K and that which you voluntarily include for purposes of highlighting a decrease in compensation expense in 2009. Relocate this disclosure to a less-prominent section of your discussion.

Summary Compensation Table, page 20

10. We note disclosure in footnote (2). In an appropriate section of the CD&A, please disclose the performance target associated with the long-term equity based incentive award. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3355. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief